FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2005

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date:  March 7, 2005

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

BC Company Summary

For

ALMADEN MINERALS LTD.

Date and Time of Search: **February 09, 2005 12:06 PM Pacific Time**

Currency Date: January 28, 2005

ACTIVE

Incorporation Number: BC0641366

Name of Company: ALMADEN MINERALS LTD.

Recognition Date: February 01, 2002 as a result of an Amalgamation

In Liquidation: No

Last Annual Report Filed: February 01, 2004

Receiver: No

AMALGAMATING CORPORATION(S) INFORMATION

Name of Amalgamating Corporation	Incorporation Number in BC
ALMADEN RESOURCES CORPORATION	BC0216879
FAIRFIELD MINERALS LTD.	BC0284055

REGISTERED OFFICE INFORMATION

Mailing Address:
1550 1185 WEST GEORGIA STR
VANCOUVER BC V6E 4E6
CANADA

Delivery Address:
1550 1185 WEST GEORGIA STR
VANCOUVER BC V6E 4E6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1550 1185 WEST GEORGIA STR
VANCOUVER BC V6E 4E6
CANADA

Delivery Address:
1550 1185 WEST GEORGIA STR
VANCOUVER BC V6E 4E6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
CARLSON, GERALD

Mailing Address:
1740 ORCHARD WAY
WEST VANCOUVER BC V7V4E8

Delivery Address:
1740 ORCHARD WAY
WEST VANCOUVER BC V7V4E8

Last Name, First Name, Middle Name:
LORIMER, DONALD M.

BC0641366 Page: 1 of

Mailing Address:
2548 WALLACE CRESCENT
VANCOUVER BC V6R3V4

Delivery Address:
2548 WALLACE CRESCENT
VANCOUVER BC V6R3V4

Last Name, First Name, Middle Name:
MCCLEARY, JOHN

Mailing Address:
101 228, 26TH AVENUE S.W.
CALGARY AB T2S3C6

Delivery Address:
101 228, 26TH AVENUE S.W.
CALGARY AB T2S3C6

Last Name, First Name, Middle Name:
MCINNES, JAMES

Mailing Address:
1201, 1835 MORTON AVENUE
VANCOUVER BC V6G1V3

Delivery Address:
1201, 1835 MORTON AVENUE
VANCOUVER BC V6G1V3

Last Name, First Name, Middle Name:
MONTGOMERY, JOSEPH

Mailing Address:
8606 FREMLIN STREET
VANCOUVER BC V6P3X3

Delivery Address:
8606 FREMLIN STREET
VANCOUVER BC V6P3X3

Last Name, First Name, Middle Name:
POLIQUIN, DUANE

Mailing Address:
1987 ACADIA ROAD
VANCOUVER BC V6T1R4

Delivery Address:
1987 ACADIA ROAD
VANCOUVER BC V6T1R4

Last Name, First Name, Middle Name:
POLIQUIN, MORGAN

Mailing Address:
~~423, 5735 HAMPTON PLACE~~ 2784 - W 1st Ave
VANCOUVER BC ~~V6T2G8~~ V6K 1H3

Delivery Address:
~~423, 5735 HAMPTON PLACE~~ 2784 - W 1st Ave
VANCOUVER BC ~~V6T2G8~~ V6K 1H3

OFFICER INFORMATION AS AT February 01, 2004

Last Name, First Name, Middle Name:
BITZER, DIONE
Office(s) Held: (CFO)

Mailing Address:
2242 - 154TH STREET
SURREY, B.C. V4A4S7

Delivery Address:
2242 - 154TH STREET
SURREY, B.C. V4A4S7

Last Name, First Name, Middle Name:
MCINNES, JAMES
Office(s) Held: (Secretary)

Mailing Address:
1201, 1835 MORTON AVENUE
VANCOUVER BC V6G1V3

Delivery Address:
1201, 1835 MORTON AVENUE
VANCOUVER BC V6G1V3

BC0641366 Page: 2 of 3

NEWS RELEASE Thursday, February 10, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

Gold Values Returned from Surface Sampling at the Caballo Blanco Project

The Caballo Blanco project is optioned to Comaplex Minerals Ltd. (Comaplex) who can earn a 60% interest in the project by spending US$2 Million over four years. The property is located roughly 60 kilometers north of Veracruz City, Mexico. Infrastructure is excellent as the prospective areas of the property are all located within 10 kilometers of a paved highway and Mexico’s only nuclear power plant. In 2003, Comaplex completed a large field program over both the Highway and Northern zones of the property, the centres of which are located roughly 7 kilometers apart. Geologic and alteration mapping in these areas has identified extensive zones of acid-sulphate alteration including quartz alunite and residual or vuggy silica alteration zones. These zones of alteration, developed in flat lying volcanic rocks, are interpreted to represent a large high sulphidation gold-silver system.

The work by Comaplex has defined several prominent drill targets. A drill program that was to have commenced in earlier in the year has been delayed due to additional permitting requirements, shortage of drilling equipment, difficulties in road building and the summer rainy season. Drilling on a portion of the southern Highway zone commenced in November, 2004 and shut down for the Christmas season. The core has been logged and sampled by Comaplex staff and results will be reported by Almaden when they have been received from Comaplex. To date the drilling on the Highway zone has not tested the principle targets of interest. These will likely be drilled at the same time that the first drilling will be undertaken at the Northern Zone. This program is currently planned for March/April, 2005 and will utilise a man-portable diamond drill rig. Utilising this equipment is anticipated to greatly reduce the difficulties in access and road building encountered in the past due to very hard and rocky ground conditions.

The road building to date has allowed for greater access to the Northern zone, where in January, 2005 Almaden and Comaplex staff have sampled one of several areas of outcrop of vuggy silica and quartz-alunite acid sulphate alteration. Thirty-two rock chip samples were collected over a roughly 35 by 100 meter area of vuggy silica. These samples averaged 0.62 g/t gold and ranged from 0.01 to 4.67 g/t gold. Eleven samples returned gold grades above 0.50 g/t gold and six above 1.00 g/t gold. These results, which are interpreted to represent the gold content of a very high level in a well preserved high-sulphidation epithermal system, are considered by Almaden to be very encouraging. The area sampled on surface is spatially immediately above significant resistivity highs identified in a ground geophysical induced polarization (IP) survey previously carried out by Comaplex. The IP survey also identified high chargeability responses associated with the high resistivity responses at depth. This data suggests that resistive, vuggy silica material, similar to that sampled in outcrop, is oxidized at surface and may extend to considerable depth.

Mr. Andris Kikauka, P.Geo. was the qualified person, under the meaning of National Instrument 43-101, reviewing the sampling reported in this news release. The samples were analysed at ALS Chemex Laboratories in North Vancouver, Canada using conventional fire assay, and inductively coupled plasma atomic emission spectroscopy (ICP) methods.

Almaden will report the results of all future work from the Caballo Blanco project as soon as they are received from Comaplex. Almaden currently has 12 active joint ventures, including 8 in which other companies are carrying all costs in order to earn an interest in the projects. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

NEWS RELEASE February 11, 2005
Trading Symbol: AMM - TSX
www.almadenminerals.com

ANOTHER GOLD-SILVER DISCOVERY IN SOUTHERN B.C.

Further to its News Release of January 21, 2005, Almaden Minerals Ltd. (“the Company”) is pleased to announce the discovery of another new epithermal gold-silver prospect in southern British Columbia.  The MERIT claim group comprising about 1,700 hectares (17 sq. km) was staked during 2004 and early 2005 to cover this find, which is 100% owned by Almaden.  The property is easily accessed by road, 30 km west from the city of Merritt, and is situated in the same volcanic belt as the Company’s adjacent large Prospect Valley project currently under option to Consolidated Spire Ventures Ltd.

Early reconnaissance work in 2004 located widespread angular float occurrences of quartz (± calcite) having characteristics of low-sulphidation type epithermal veins and breccias.  Sixty grab samples of such material returned gold analyses ranging from <100 ppb to 7,916 ppb (<0.1 – 7.9 g/t Au) and averaging 705 (0.7 g/t Au), along with anomalous values of silver (Ag) ±  molybdenum (Mo) ± arsenic (As) ± antimony (Sb) ± barium (Ba) ± mercury (Hg).  Subsequent detailed prospecting and follow-up sampling late in 2004 identified two significant structures which may represent the sources of some of these float occurrences.

The main or El Gordo structure has been traced intermittently along a strike length of 2,700 metres and is highlighted by two segments of exposed alteration and mineralization called Discovery Hill and Sullivan’s Ridge zones.  Both of these zones are characterized by intense iron carbonate-hematitic silica and clay alteration containing elevated to strongly anomalous values of one or more of the epithermal suite trace elements As, Sb, Hg, Ba plus copper (Cu) and manganese (Mn).  The more prominent Sullivan’s Ridge consists of a 10- to 50-metre wide zone that is readily traceable in outcrop and talus over a length of 750 metres.  Locally abundant quartz vein and carbonate-quartz breccia rubble occurs within the alteration envelope.  Seven grab samples of this material from random sites along the zone have yielded gold and silver analyses averaging 640 ppb (Au) and 19 ppm (Ag), with values up to 1,721 ppb and 75 ppm respectively (1.7 g/t Au, 75 g/t Ag).  Initial soil geochemical sampling on Sullivan’s Ridge over an area of 800 metres by 200 metres, at 100-metre line spacing by 25-metre sample intervals, generated a total of 104 soil samples.  The results of this soil survey show many anomalous multi-element sites including gold values of 10 ppb to 307 ppb.

A second, parallel northerly trending structure has been identified 1.5 kilometres to the west of El Gordo.  This structure is characterized by the West Zone quartz vein and rubble train which has been traced over a 350-metre strike length.  Initial hand trenching across this zone at three closely spaced intervals has revealed a massive hematitic quartz vein having true widths of 1.5 to 2.5 metres.  Ten continuous chip samples across the vein have returned gold analyses averaging 105 ppb (0.1 g/t Au) together with anomalous Ag (to 12.9 ppm), Cu (to 169 ppm), As (to 256 ppm), Sb (to 10.2 ppm), Ba (to 1517 ppm) and Hg (to 11.75 ppm).  A single grab sample of vein rubble located about 135 metres along strike from the trenched exposures yielded respective gold and silver analyses of 880 ppb (0.8 g/t Au) and 29.9 ppm (~ 30 g/t Ag).

The nature of the alteration and mineralization found to date at Discovery Hill, Sullivan’s Ridge and West zones, including the presence of  high mercury and barium values, suggest that these zones may represent the very upper reaches of a significant epithermal system.  Detailed geochemical, mineralogic and fluid inclusion studies of vein material will be conducted to better determine the setting of these occurrences.  Almaden considers the initial sampling results to be very encouraging, and a 2005 field program is being planned.

All of the samples taken on the MERIT property to date have been prepared and analyzed by Acme Analytical Laboratories in Vancouver, BC, using the conventional ICP-MS technique. The field programs have been designed and conducted by or under the supervision of Edward Balon, P. Geo., an employee of Almaden and the qualified person for this project under the meaning of National Instrument 43-101.

For additional information, please contact Duane Poliquin, President (604) 689-7644.

ON BEHALF OF THE BOARD OF DIRECTORS

ADuane Poliquin@

______________________

Duane Poliquin, President

The Toronto Stock Exchange has not  reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release  which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

NEWS RELEASE  February 14, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

Progress Report on the San Carlos Property

The San Carlos Project is located in northeast Mexico and has been optioned to Hawkeye Gold and Diamond Inc. (Hawkeye) on terms whereby Hawkeye can earn a total of 60% of the San Carlos project by issuing a total of 800,000 shares to Almaden and incurring exploration expenditures of US$4 Million over seven years. Hawkeye is committed to spending US$350,000 in the first year.

Hawkeye has informed Almaden that it has carried out a work program designed to evaluate the potential for Carbonate Replacement Deposit (CRD) style and copper-gold skarn mineralization around the 9 km periphery of a Tertiary intrusion emplaced into a thick section of Cretaceous carbonates during November through mid December 2004.

CRD’s account for a significant portion of mineral wealth within the Republic of Mexico including deposits whose production and reserves reportedly total in excess of 400 Mt of silver-lead-zinc ore with appreciable copper and gold credits.  The deposits are clustered along the Mexican fold and thrust belt within a 1600 by 450 km wide corridor extending through the east and central portions of the country.  The two closest major mining districts to the San Carlos property are the Conception del Oro and the Charcas Districts situated roughly 350 km west and southwest respectively.  These districts have reported production exceeding 75 Mt.  The average production grade at Conception del Oro is reported to be 12.8% zinc, 5.8% lead and 275 g/t silver in 40 plus Mt.

The San Carlos project area occupies a localized region of relatively rugged topography; however outcrop exposure is relatively sparse due to extensive jungle and talus cover.  Hawkeye informed Almaden that the first phase exploration program consisted of approximately 31 km of line cutting over four square kilometers around the eastern and northern parts of the property.  Detailed mapping, prospecting and soil geochemical surveys were almost completely restricted to the grid due to the extensive peripheral cover. A twenty-one kilometer ground geophysical Induced Polarization (IP) survey was also completed. An excerpt of Hawkeye’s news release of February 14, 2005 follows:

HAWKEYE is pleased to announce the completion of its first phase work program on the San Carlos project situated near the town of San Carlos in the State of Tamaulipas, Mexico.

The Company is very encouraged with the results obtained to date that have identified six (6) areas of interest underlain by significant Induced Polarization (IP) anomalies (chargeability highs and coincident resistivity highs and lows) and a combination of coincident anomalous soil and rock geochemical responses.  The six targets are outlined in the north and eastern parts of the project area within the carbonate sequence at various distances peripheral to the main San Jose monzonite intrusion.  Two of the targets are classified as Au-Cu (Gold-Copper) targets likely associated with proximal and contact skarn and/or fracture mineralization whereas the remaining four are believed to represent more distal carbonate replacement deposit (CRD) style mineralization.

One of the Au-Cu targets is characterized solely by anomalous IP responses and is proximal to the main intrusion whereas the other is supported by a strong gold soil anomaly measuring 900 m by 200 m, talus samples yielding up to 8.33 g/t gold and a series of semi-coincident northeast trending IP anomalies.  The CRD targets are associated with weak to moderately anomalous zinc responses that define an intermittent linear north trending band 3 km long and 1.3 km wide.  Clusters of moderately anomalous responses outline northwest trends up to 1 km long and 100 m wide.  The underlying IP anomalies have a projected surface expression of approximately 650 m by 250 m in size.  Vein mineralization discovered in the vicinity of these anomalies is of the tenure and metal signature expected in the upper portions of CRD systems (see previous press release-01/24/05, www.hawkeyegold.com).

HAWKEYE’s exploration program has confirmed that a geological setting favourable to host both Au-Cu skarn and CRD style mineralization underlies the San Carlos project area.  The metal signature and zoned distribution of anomalous elements are typical of a mineralized intrusive related system and most of the mineralization discovered to date is consistant with that commonly observed in the distal and upper portions of CRD systems.  All IP anomalies characterized by chargeability highs and coincident resistivity highs and lows are subsurface which supports the probability of mineral preservation.  HAWKEYE intends to pursue the next phase of exploration with a recommended aggressive 3,000 metre (9,842 feet) diamond drill campaign to test the six targets identified to date and to continue its exploration for these deposit types around the remainder of the San Jose intrusion.

Samples and geophysical data described above were collected under the supervision of Mr. Bill Wengzynowski P.ENG.  Samples were analyzed at ALS Chemex Labs of North Vancouver and IP data was subject to inversion modeling and partial interpretation by GeoVector Management Inc. in Ottawa.  Mr. Wengzynowski is also the Company’s project Geological Engineer and qualified person (QP) in accordance with Canadian Securities Association (CSA) National Instrument (NI) 43-101.

Almaden’s management view these results as very encouraging and representative of a large magmatic hydrothermal system with potential to host several mineral deposit types including replacement Ag-Pb-Zn massive sulphides deposits and Cu-Au skarn deposits.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

BUSINESS CORPORATIONS ACT (YUKON)

ANNUAL RETURN

1. Corporation Name: ALMADEN MINERALS LTD.

2. Corporate Access Number: 29407

3. Corporation's registered office address is:

   1550 - 1185 West Georgia Street, Vancouver, BC V6E 4E6

4. Corporation's mailing address is: *(Must be a Yukon address)*

   200 - 204 Lambert Street, Whitehorse, Yukon Y1A 3T2

5. This report contains information as at: March 28, 2005

6. Corporation's amalgamation date in the Yukon: March 28, 2002

7. Names and addresses of the directors are:

   Duane Poliquin
   1987 Acadia Road
   Vancouver, BC
   V6T 1R4

   Gerald George Carlson
   500 - 625 Howe Street
   Vancouver, BC
   V6C 2T6

   Jack McCleary
   101 - 2422 Erlton Street SW
   Calgary, AB
   T2S 3B6

   Donald M. Lorimer
   2548 Wallace Crescent
   Vancouver, BC
   V6R 3V4

   James E. McInnes
   1281 - 1835 Morton Avenue
   Vancouver, BC
   V6G 1V3

   Joseph Montgomery
   8606 Fremin Street
   Vancouver, BC
   V6P 3X3

   Morgan Poliquin
   ~~423 - 5735 Hampton Place~~ 2784 We
   Vancouver, BC
   ~~V6T 2G8~~ V6K1H3

8. Names, addresses and office held of the officers are:

   Duane Poliquin
   1987 Acadia Road
   Vancouver, BC
   V6T 1R4
   Chief Executive Officer and President

   Dione Bitzer
   2242 - 154th Street
   Surrey, BC
   V4A 4S7
   Chief Financial Officer

   James E. McInnes
   1281 - 1835 Morton Avenue
   Vancouver, BC
   V6G 1V3
   Secretary

CAMPION MACDON